Mail Stop 3561

Jinsong Li
Chief Executive Officer
China Organic Agriculture, Inc.
Dalian City, Zhongshan District, Youhao Road
Manhattan Building #1, Suite 1511
Dalian City, Liaoning Province, People's Republic of China

> **Re:** **China Organic Agriculture, Inc.**
> **Amendment No. 4 to Form 10-12G**
> **Filed January 16, 2009**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed January 16, 2009**
> **Form 10-Q/A for Fiscal Quarter Ended September 30, 2008**
> **Filed January 16, 2009**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 21, 2008**
> **Form 8-K**
> **Filed January 15, 2009**
> **File No. 0-52430**

Dear Mr. Li:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 4 to Form 10-12G Filed January 16, 2009

1. We note your disclosure of an equity joint venture with China-based Xinbin Manchu Autonomy County East Star Wine Company Ltd. in an 8-K filed on December 9, 2008. Please update your disclosure to include this new joint venture and its impact on your business.

Form 10-K/A for Fiscal Year Ended December 31, 2007 filed January 16, 2009

Disclosure Controls and Procedures, page 22

2. We note your indication that your disclosure controls and procedures were not effective "as a result of lack of familiarity of [y]our management in China with the requirements of US Securities laws." You further state that "the lack of familiarity was highlighted in March 2007 when senior management first advised [y]our US representatives involved in preparing [y]our reports…of the purchase in February 2007 of the Bellisimo Vineyard." Considering your Form 10 indicates that you purchased the Bellisimo Vineyard on February 29, 2008, your indication here that you purchased the winery in 2007 is inconsistent. Please revise either your Form 10 or your Form 10-K/A to disclose the correct purchase date and, if the purchase was made in 2008, revise your disclosure here to explain how you learned of the deficiency in your disclosure controls and procedures.

3. Please revise your disclosure to elaborate upon the capacity the "individual familiar with the requirements of US Securities laws and accounting regulations" served with your company.

Form 10-Q/A for Fiscal Quarter Ended September 30, 2008 filed January 16, 2009

Condensed Consolidated Financial Statements

4. We note your disclosure in Note 14 that you completed the acquisition of Dalian on October 31, 2008. We also note your disclosure in Note 3 that you deposited the purchase price in a bank account under joint control with Dalian. In addition, we note your disclosure on page 4 of Amendment No. 4 to Form 10 and page 5 of Amendment No. 3 to Form 10-K filed January 16, 2009 that the acquisition was effective September 30, 2008 and your disclosure in the introduction to the unaudited pro forma condensed consolidated financial information filed as Exhibit 99.3 to Amendment No. 1 to Form 8-K filed January 15, 2009 that operational control was passed to you on September 30, 2008. Please tell us how you determined the date of acquisition and why you believe your accounting complies with the guidance in paragraphs 48-49 of SFAS 141.

Notes to Consolidated Financial Statements, page 8

Note 11 – Commitments, page 18

5. It does not appear that you restated your financial statements to report the sale of ErMaPao as a discontinued operation as of the effective date as indicated in your response to comment no. 10 in our letter dated November 14, 2008. Please revise

or advise. In addition, please provide the disclosures required by paragraph 47 of SFAS 144.

Note 14 – Stock Warrants, Options and Compensation, page 19

6. We reviewed your response to comment no. 12 in our letter dated November 14, 2008. We understand that you intend to revise your accounting to measure warrants issued to Winning at their fair value at each reporting date for purposes for recognizing costs under the investor relations agreement in accordance with the provisions of EITF 96-18. Please confirm to us that our understanding is correct or otherwise advise. In addition, you indicate that the effects of the accounting error are not material to your financial statements for the periods ended June 30, 2008 and September 30, 2008. Please tell us the effect of the accounting error for each period and provide your assessment and evaluation of materiality.

Exhibit 32.2

7. We note that Exhibit 32.2 is dated January 15, 2008, instead of January 15, 2009. Please file an amendment to the Form 10-Q for the period ending September 30, 2008 that includes the entire periodic report and new, corrected certifications.

Preliminary Information Statement on Schedule 14C Filed November 21, 2008

8. We note that we have outstanding comments on your Preliminary Information Statement on Schedule 14C. Please advise us when you expect to respond to our comments.

Form 8-K filed January 15, 2009

Exhibit 99.3

Unaudited Pro Forma Condensed Consolidated Financial Information

9. Please address the following matters regarding your presentation and disclosure of the pro forma financial information, and revise as appropriate:

   o Tell us why the financial information for CNOA does not agree to the financial statements included in Form 10-Q/A filed January 16, 2009.
   o Tell us why you present separate columns for Dalian Huiming and Princeton HK when you acquired 100% of the outstanding capital stock of Princeton HK, which held the 60% interest in Dalian Huiming. It appears that pro forma information related to Princeton HK should reflect the assets and liabilities of

Dalian Huiming at their historical carrying amounts as well as the minority interest. Refer to the guidance in Appendix D of SFAS 141.

o Tell us how Princeton HK accounted for the receipt of the 60% interest in Dalian Huiming assigned/contributed by the shareholders of Dalian Huiming. Also tell us the nature of the gain on relief of debt reflected in the historical financial information of Princeton HK. In each case, cite relevant GAAP literature to support the accounting treatment.

o We note that you did not allocate a portion of the purchase price to acquired intangible assets. Please tell us the facts and circumstances that support a determination that intangible assets should not be recognized apart from goodwill. Refer to paragraph 39 and Appendix A of SFAS 141.

o Tell us how you determined the fair value of acquired inventories and notes payable. Refer to paragraph 37 of SFAS 141.

o Tell us why the operating results of ErMaPao are not reflected as discounted operations for each period presented as required by paragraph 43 of SFAS 144. Please note that when discontinued operations are reflected in historical financial statements, pro forma presentations should present only the portion of income statements through income from continuing operations.

o Tell us why you included a pro forma balance sheet for a date other than the date of the most recent balance. Refer to Rule 8-05 of Regulation S-X.

o Tell us your basis for excluding historical and pro forma basic and diluted per share data based on continuing operations from the pro forma statements of income.

o Tell us whether you considered the preparation and disclosure requirements in Article 11 of Regulation S-X.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Matthew P. Nealon, Esq.